April 23, 2007

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C.  20549
Attention:    Larry L. Greene, Division of Investment Management
              Mail Stop 0505

Re:      MORGAN STANLEY EMERGING MARKETS DOMESTIC DEBT FUND, INC.
         (FILE NOS. 811-22011; 333-140328)

Dear Mr. Greene:

Thank you for your oral comments on April 17, 2007, April 18, 2007 and April 19,
2007 regarding Pre-Effective Amendment No. 1, filed on March 21, 2007 to the registration statement on Form N-2 for Morgan Stanley Emerging Markets Domestic
Debt Fund, Inc. (the "Fund"), filed with the Securities and Exchange Commission on January 30, 2007. Below, we describe the changes made to the registration statement in response to the Staff's comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in Pre-Effective Amendment No. 2 to the Fund's registration statement, which will be filed via EDGAR on or about April 20, 2007.

GENERAL
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COMMENT 1.        UNDER THE CAPTION "SUMMARY EXPENSES," PLEASE EXPLAIN WHY
                  THE NUMBERS IN THE TABLE SHOWING THE EXPENSES IF THE FUND WERE
                  TO ENTER INTO A CREDIT FACILITY DOES NOT MATCH THE NUMBERS IN
                  THE TABLE SERVING THE SAME FUNCTION IN THE MARCH 21, 2007
                  FILING.

                           Response 1. The numbers in the table have been
                           revised to reflect an increase in the number of
                           common shares that will be issued. The expected
                           number of common shares has increased from 15,000,000
                           to 75,000,000.

COMMENT 2.        PLEASE EXPLAIN WHY FOOTNOTE 2 TO THE EXPENSE TABLE WAS REMOVED.

                           Response 2. The footnote reflected upfront costs
                           associated with the issuance of preferred shares.
                           Since the Fund has determined that it will enter into
                           a credit facility and will not initially issue
                           preferred shares, the expense table was revised to
                           reflect the use of a credit facility. The costs of
                           such

April 23, 2007                                                            Page 2

                           credit facility are reflected under the line item
                           "Interest Payments on Borrowings." Since footnote 2
                           was no longer applicable, it has been removed.

COMMENT 3.        PLEASE CONFIRM THAT J.P.  MORGAN  SECURITIES  INC. AND
                  JPMORGAN CHASE BANK, N.A. ARE NOT AFFILIATED ENTITIES OF THE
                  FUND OR THE INVESTMENT ADVISER.

                           Response 3. J.P. Morgan Securities Inc. and JPMorgan
                           Chase Bank, N.A. are not affiliated entities of the
                           Fund or the Investment Adviser.

COMMENT 4.        PLEASE CONFIRM THAT THE FUND'S BOARD OF DIRECTORS HAS TAKEN
                  SUCH ACTION AS IS NECESSARY TO ALLOW THE FUND TO ENTER INTO A
                  FEE LETTER AND ENGAGEMENT LETTER.

                           Response 4. The Fund's Board of Directors passed
                           resolutions allowing the Fund to employ leverage
                           either through the use of a credit facility or the
                           issuance of preferred shares provided that Kramer
                           Levin Naftalis & Frankel, counsel to the independent
                           directors of the Fund has reviewed such terms prior
                           to the Fund entering into such credit facility. The
                           agreements that have been entered into by the Fund in
                           connection with the credit facility have been
                           reviewed by Kramer Levin Naftalis & Frankel.

COMMENT 5.        ON PAGE 7, PLEASE INCLUDE A PARENTHETICAL THAT EXPLAINS THE
                  SORT OF "DEFINITIVE DOCUMENTATION" THAT FUND MAY ENTER INTO.

                           Response 5. The disclosure has been revised
                           accordingly.

COMMENT 6.        PLEASE EXPLAIN HOW THE STATEMENT "THE LOANS WILL BE SECURED
                  BY A FULLY PERFECTED FIRST PRIORITY LIEN ON ALL OF THE ASSETS
                  OF THE FUND CAPABLE OF BEING PLEDGED THEREUNDER" IS NOT IN
                  VIOLATION WITH THE BORROWING LIMITATION UNDER THE 1940 ACT.

                           Response 6. The disclosure states that the loans will
                           be secured by all assets of the Fund capable of being
                           pledged. Since the 1940 Act requires at least 300%
                           asset coverage, the Fund will limit the assets that
                           may be pledged in order to comply at all times with
                           the borrowing limitations under the 1940 Act.

COMMENT 7.        PLEASE REVISE THE DISCLOSURE "THAT THERE CAN BE NO
                  AMENDMENT OF A FUNDAMENTAL INVESTMENT POLICY OR OBJECTIVE
                  WITHOUT THE CONSENT OF THE LENDERS" TO CLARIFY THAT THERE IS
                  NO LIMITATION ON THE ABILITY OF THE FUND TO SET FORTH
                  PROPOSALS REGARDING CHANGES TO FUNDAMENTAL INVESTMENT POLICIES
                  OR OBJECTIVES AND THAT NO LIMITATION EXISTS REGARDING THE
                  ABILITY OF STOCKHOLDERS TO MAKE SUCH PROPOSALS.

                           Response 7. The disclosure has been revised
                           accordingly.

April 23, 2007                                                            Page 3

COMMENT 8.        PLEASE CONFIRM THAT, IF IN THE FUTURE, 25% OR MORE OF THE
                  FUND'S ASSETS WERE INVESTED IN ONE EMERGING MARKET COUNTRY,
                  THE FUND WILL TAKE STEPS TO ENHANCE THE DISCLOSURE IN THE
                  PROSPECTUS REGARDING THE RELEVANT COUNTRY AND THE RISKS OF
                  INVESTING IN THAT COUNTRY.

                           Response 8. If the Fund invests 25% or more of its
                           assets in a single emerging market country, the Fund
                           intends to enhance the disclosure in the prospectus
                           regarding the risks of investing in such country in
                           any future prospectus.

         *     *    *    *    *    *    *    *    *    *   *   *   *

         As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:

o        the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

o        should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
         Commission from taking any action with respect to the filing;

o        the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o        the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 762-5481 or Gregory S. Samuels of Clifford Chance US LLP at (212) 878-3158. Thank you.

Best regards,

/s/ Debra Rubano
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Debra Rubano